VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

September 6, 2017

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:                             Cannae Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 22, 2017

File No. 333-217886

Dear Ms. Parker:

On behalf of Cannae Holdings, Inc. (“Cannae” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 29, 2017 (the “Comment Letter”) with regard to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-217886) filed by the Company on August 22, 2017 (as so amended, the “Registration Statement”). The responses are based on information provided to us by the Company.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Registration Statement.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.  In addition, the Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 4”), which includes revisions to the Registration Statement in response to the Staff’s comments below.  The Company is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of Amendment No. 4 marked to indicate changes to the Registration Statement.  Terms used and not defined herein, but defined in Amendment No. 4, have the meanings given to such terms in Amendment No. 4. All references to page numbers and captions correspond to the page numbers and corresponding captions in Amendment No. 4.

Selected Unaudited Pro-Forma Financial Data, page 56

1.                                      We note that on August 3, 2017 you entered into a definitive agreement to sell your 99 Restaurants business in exchange for a controlling interest in J. Alexander’s.  Please revise to disclose how you determined accounting treatment for the transaction and how you determined the accounting acquirer.

In response to the Staff’s comment, the disclosure has been revised on page 57 of Amendment No. 4.

2.                                      Please revise to disclose how you determined the value of the consideration paid and the total purchase price of the transaction.

In response to the Staff’s comment, the disclosure has been revised on page 57 of Amendment No. 4.

3.                                      Please revise the notes to the pro forma financial statements to disclose the allocation of the purchase price. Your disclosure should also include the nature of the intangible assets recognized and an explanation of how the fair value of the acquired assets and liabilities, including the intangible assets, was calculated or determined.

In response to the Staff’s comment, the disclosure has been revised on page 59 of Amendment No. 4.

Summarized Pro Forma Balance Sheet, page 57

4.                                      Please revise to include the non-controlling interest amount on the pro forma balance sheet and include disclosure of how the amount was calculated or determined.

In response to the Staff’s comment, the disclosure has been revised on pages 58 and 59 of Amendment No. 4.

Management’s Discussion and Analysis

Results of Operations, page 81

5.                                      Please revise your results of operations discussion in MD&A to include a discussion of discontinued operations and its effects on your net income, especially considering the significant gain in the six months ended June 30, 2017and its material impact on net earnings  in that period.

In response to the Staff’s comment, the disclosure has been revised on page 91 of Amendment No. 4.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or my colleague Sachin Kohli at (212) 310-8294.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:                                Aamira Chaudhry

Staff Accountant

SEC

Claire Erlanger

Staff Accountant

SEC

Donald E. Field

Staff Attorney

SEC

Michael Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

Sachin Kohli

Weil, Gotshal & Manges LLP